EXHIBIT 12



              KERR-McGEE CORPORATION AND SUBSIDIARY COMPANIES
             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES



(In millions of dollars)    1995   1994    1993   1992    1991

Income (loss) from
 continuing operations      $(24)  $ 69    $ 95   $(12)   $ 85

Add -
 Provision (benefit) for
   income taxes              (43)    29      50    (31)     53
 Interest expense             61     58      47     66      78
 Rental expense representa-
   tive of interest factor     4      4       4      5       5

     Earnings               $ (2)  $160    $196   $ 28    $221

Fixed Charges -
 Interest expense           $ 61   $ 58    $ 47   $ 66    $ 78
 Rental expense representa-
   tive of interest factor     4      4       4      5       5
 Interest capitalized         11     10      20     15      16

     Total fixed charges    $ 76   $ 72    $ 71   $ 86    $ 99

Ratio of earnings to fixed
 charges                       -(1) 2.2     2.8      -(1)  2.2



(1)Earnings were inadequate to cover fixed charges by $78 million and $58 million in 1995 and 1992, respectively.

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